UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Excelligence Learning Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

300 684 107

(CUSIP Number)

Ronald Elliott

Chief Executive Officer

Excelligence Learning Corporation

2 Lower Ragsdale Drive, Suite 200

Monterey, CA 93940

(831) 333-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13, check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300 684 107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey R. Mair and Gloria June Mair, Trustees of The Mair Family 1984 Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizens

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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CUSIP No. 300 684 107	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed to amend and supplement the statement on Schedule 13D filed on May 15, 2001, as amended by Amendment No. 1 to Schedule 13D filed on February 23, 2004 (collectively, the “Schedule 13D”) by Jeffrey R. Mair and Gloria June Mair, Trustees of The Mair Family 1984 Living Trust, with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Excelligence Learning Corporation, a Delaware corporation (the “Issuer”). For purposes of the Schedule 13D, The Mair Family 1984 Living Trust is the “Reporting Person” and Jeffrey R. Mair and Gloria June Mair are filing only in their capacity as trustees (the “Trustees”) of the Reporting Person. Only those items in the Schedule 13D which are listed below are being amended and supplemented by this Amendment. Items in the Schedule 13D not listed below are unchanged. Capitalized terms not defined herein have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

On February 18, 2005, the Reporting Person transferred beneficial ownership of 533,999 shares of Common Stock, all of the shares of Common Stock then held by the Reporting Person, for no monetary consideration in connection with the dissolution of the Reporting Person and the divorce of the Trustees. 266,999 shares were transferred to Gloria June Mair, in her individual capacity, and 267,000 shares were transferred to Jeffrey R. Mair, in his individual capacity, and each of such transferees disclaims beneficial ownership of the shares held by the other.

Item	5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) The Reporting Person is the beneficial owner of 0 shares of Common Stock, representing 0.0% of the outstanding shares of Common Stock of the Issuer.

(c) Except for the disposition described in Item 4 hereof, the Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) After giving effect to the dissolution of the Reporting Person and the divorce of the Trustees, Gloria June Mair is the beneficial owner of 266,999 shares of Common Stock and Jeffrey R. Mair is the beneficial owner of 267,000 shares of Common Stock. Based on the 8,839,218 shares of Common Stock outstanding as of November 5, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 9, 2004, each of Gloria June Mair and Jeffrey R. Mair is the beneficial owner of 3.0% of the outstanding shares of Common Stock. Each of Gloria June Mair and Jeffrey R. Mair has the sole voting and dispositive power of the shares of Common Stock owned by her/him.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock on February 18, 2005.

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CUSIP No. 300 684 107	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2005	By: MAIR FAMILY 1984 LIVING TRUST

	By:	/s/ Jeffrey R. Mair
Jeffrey R. Mair, Trustee

	By:	/s/ Gloria June Mair
Gloria June Mair, Trustee

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